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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of December, 2005


                                   TEFRON LTD.
                                   -----------
                 (Translation of registrant's name into English)

            IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
            ---------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reportsunder cover Form 20-F or Form 40-F.

                     Form 20-F  X            Form 40-F
                              -----                    -----

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes                        No  X
                              -----                    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                                   -----

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Attached hereto and incorporated by reference herein is a press release, dated
December 29, 2005, announcing publication of a prospectus for an underwritten public offering in Israel.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s Registration Statement on Form F-3 (Registration No. 333-128847) and its Registration Statement on Form S-8 (Registration No. 333-111932).





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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    TEFRON LTD.

                                                   (Registrant)


                                            By: /s/ Asaf Alperovitz
                                               ------------------------------
                                               Name: Asaf Alperovitz
                                               Title: Chief Financial Officer


                                            By: /s/ Hanoch Zlotnik
                                               ------------------------------
                                               Name: Hanoch Zlotnik
                                               Title: Finance Manager


Date: December 29, 2005


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                                                NEWS


                                    RE:   Tefron Ltd.
                                          Ind. Center Teradyon
                                          P.O. Box 1365
                                          Misgav 20179
                                          Israel
                                          (NYSE: TFR)

AT THE COMPANY                      AT INVESTOR RELATIONS LTD.
--------------                      --------------------------

Asaf Alperovitz                     Roni Gavrielov
Chief Financial Officer
+972-4-9900803                      +972-3-5167620
Fax: +972-4-9900054                 Fax: +972-3-5167619

                TEFRON LTD. ANNOUNCES PUBLICATION OF A PROSPECTUS
                  FOR AN UNDERWRITTEN PUBLIC OFFERING IN ISRAEL


MISGAV, ISRAEL, DECEMBER 29, 2005 -- Tefron Ltd. (NYSE:TFR; TASE: TEFRON), one of the world's leading producers of seamless intimate apparel and active wear, announced that today it had published a prospectus in Israel in connection with a proposed underwritten offering to the public in Israel either of Ordinary Shares or of a combination of Ordinary Shares and options convertible into Ordinary Shares. This follows the approval of the publication of the prospectus by the Israeli Securities Authority and by the Tel Aviv Stock Exchange. The offering would be made by Tefron only, and not by any selling shareholder. Tefron intends to raise up to a maximum amount of approximately $20 million from the offering, depending on market conditions.

The proposed underwritten public offering is expected to be completed on January 5, 2006; however, there is no guarantee that the proposed offering will be completed.

The securities offered have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Tefron manufactures boutique-quality everyday seamless intimate apparel, active wear and swim wear sold throughout the world by such name-brand marketers as Victoria's Secret, Nike, The Gap, Banana Republic, Target, Warnaco/Calvin Klein, Patagonia, Reebok and El Corte Englese, as well as other well known retailers and designer labels. The company's product line includes knitted briefs, bras, tank tops, boxers, leggings, crop, T-shirts, nightwear, bodysuits, swim wear, beach wear and active-wear. The Company's Healthcare Division manufactures and sells a range of textile healthcare products.

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THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO
THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.









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